

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2023

Brian Ochocki
Chief Financial Officer
Air T, Inc.
5930 Balsom Ridge Road
Denver, North Carolina 28037

      Re: Air T, Inc.
         Form 10-K for the Fiscal Year ended March 31, 2022
         Filed June 28, 2022
         File No. 001-35476

Dear Brian Ochocki:

We have reviewed your March 13, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 14, 2023 letter.

Form 10-K for the Fiscal Year ended March 31, 2022

Financial Statements
Note 24 - Commitments and Contingencies, page 73

1. We understand from your response to prior comment one that you will include further details of the arrangement with Contrail Asset Management LLC (CAM) and Contrail JV II LLC (CJVII) in your next periodic filing. Please submit the specific disclosure revisions that your propose to address the concerns outlined in our prior comment.

Please also reconcile details in your response indicating that you and MRC had contributed $5 million and $22 million of the agreed capital commitments of $8 million and $45 million as of March 31, 2022, with disclose in Note 24 indicating the remaining commitments were $2 million and $22 million at that point in time.

2.   We note your response to prior comment two indicating that you will derecognize the put option liability to correct your initial accounting for the put option also clarifying that you have no exposure to loss with regard to the secondary option because the exercise price would be the fair value of the common interest. Please submit the specific disclosure revisions that you propose to clarify these accounting assessments.

        You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Karl Hiller - Branch Chief at (202) 551-3686 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Energy & Transportation